February 1, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-03-11

QUATERRA GRANTS STOCK OPTIONS

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that it has retained O&M Partners, LLC, to assist with its corporate investor relations and marketing programs. O&M Partners is a New York-based investor relations company, specializing in the institutional marketing of micro- and smallcap companies.

Quaterra has agreed to grant 100,000 incentive stock options to O&M Partners to acquire an aggregate of 100,000 common shares of the Company, exercisable at $1.51 per share up to November 3, 2015. The O&M Options will fully vest on November 3, 2012.

O&M Partners’ appointment as an investor relations consultant of Quaterra and the granting of the O&M options remain subject to regulatory acceptance of filings with the applicable regulatory bodies.

The Options have been granted in accordance with the terms of the Company’s Stock Option Plan approved on June 16, 2010.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management